  Exhibit 99.1

High Tide Subsidiary NuLeaf Naturals Pursues Participation in U.S. Medicare CBD Pilot Launching Today

NuLeaf Naturals is Well Positioned to Serve as Supplier to Participating Organizations Under the CMS Innovation Center's Beneficiary Engagement Incentive

CALGARY, AB, April 1, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today announced that its wholly owned U.S. hemp-derived CBD subsidiary, NuLeaf Naturals, intends to pursue participation in the U.S. Centers for Medicare & Medicaid Services (CMS) Innovation Center's Beneficiary Engagement Incentive ("BEI") pilot program as suppliers of eligible hemp-derived CBD products, and has already begun engaging with participating organizations.

High Tide Inc., April 1, 2026 (CNW Group/High Tide Inc.)

The pilot program, which launched today, represents a significant step toward integrating hemp-derived CBD products into federally supported healthcare models. Under the program, participating Accountable Care Organizations (ACOs) under the ACO REACH Model and oncology practices under the Enhancing Oncology Model (EOM) may elect to furnish eligible hemp-derived products to Medicare beneficiaries at no cost, up to US$500 per year per beneficiary. CMS has indicated that the program may also expand to participants in its Long-term Enhanced ACO Design (LEAD) Model beginning January 1, 2027.

NuLeaf Naturals, founded in 2014 in Denver, Colorado, is one of America's leading cannabinoid companies, with cGMP-certified and FDA-registered manufacturing facilities, with USDA Organic certification currently in process. NuLeaf's product portfolio includes THC-free and broad-spectrum CBD formats designed to align with the pilot program's compliance requirements, covering the full range of eligible product formats under the program.

The Company's engagement with the CMS pilot program builds on the strategic foundation established through its founding membership in the National Compassionate Care Council (NCCC), a coalition of healthcare-focused organizations working to advance evidence-based cannabinoid policy and improve patient access to cannabinoid therapies across the United States.

"The launch of the CMS pilot program is a historic moment for the U.S. CBD industry and, most importantly, for the millions of Medicare beneficiaries who may now have access to hemp-derived cannabinoid therapies at no cost to themselves, with costs borne by participating organizations under CMS models," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"NuLeaf Naturals has spent years building the quality systems, certifications, and product standards that this program demands. We believe NuLeaf is well positioned to serve as a trusted supplier to participating healthcare organizations, and we are actively engaging with ACOs and oncology programs to make that a reality. As this program scales, we believe it has the potential to become a meaningful growth driver for High Tide's U.S. CBD business," added Mr. Grover.

Background on the Pilot Program

On December 18, 2025, the U.S. President signed an Executive Order advancing the rescheduling of cannabis and directing federal agencies to improve access to full-spectrum CBD products. As part of that announcement, CMS Administrator Dr. Mehmet Oz confirmed that the CMS Innovation Center would launch a pilot program allowing Medicare beneficiaries to receive eligible hemp-derived CBD products at no cost if recommended by their physicians.

CMS has since published detailed guidance confirming that the BEI program will be available to participants in the ACO REACH Model and the Enhancing Oncology Model beginning April 1, 2026, with additional availability under the LEAD Model beginning January 1, 2027. Participating organizations must submit an implementation plan to CMS for approval, detailing the specific products, dosing information, beneficiary eligibility criteria, and safeguards to be employed. Medicare does not directly pay for the products; the cost is borne by the participating organization as part of its model participation.

The program has been described by CMS as an opportunity to generate real-world clinical data on the use of hemp-derived CBD products within structured, physician-guided care settings, with the potential for full-reimbursement and expansion when supported by evidence.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 220 domestic locations and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

ABOUT NULEAF NATURALS

Founded in 2014 in Denver, Colorado, NuLeaf Naturals is one of America's leading cannabinoid companies. Since its inception, the company has been committed to creating the world's highest-quality cannabinoid products in their purest and most potent form. Most of NuLeaf's products are produced at its cGMP-certified and FDA-registered facility, enabling it to manufacture ground-breaking cannabinoid formulations while exceeding the highest levels of regulatory compliance. Their cannabinoid products are sold direct-to-consumer from their website and are also available at select bricks-and-mortar stores across the U.S. The company is committed to creating safe, consistent, and effective products and has proudly received over 35,000 verified 5-star customer reviews through its e-commerce platform.

ABOUT NATIONAL COMPASSIONATE CARE COUNCIL

High Tide, NuLeaf Naturals, and FAB CBD are founding members of the National Compassionate Care Council (NCCC), a coalition of healthcare-focused organizations dedicated to improving patient access to cannabinoid therapies by modernizing healthcare standards and advancing evidence-based policy. In addition to High Tide and its subsidiaries, founding members include Feals, Medterra CBD LLC, Tilray Inc., Realm of Caring, Lazarus Naturals, Constance CBD, and Equilibria. Through its participation in the NCCC, the Company aims to contribute industry expertise while supporting broader efforts to expand patient access to safe and effective cannabinoid therapies across the United States.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: whether the CMS pilot program will proceed as announced or expand beyond its initial scope; whether NuLeaf Naturals and FAB CBD will be selected as suppliers by participating organizations; whether the Company's U.S. CBD subsidiaries will benefit commercially from the pilot program; the potential for the pilot program to become a meaningful growth driver for the Company; the ability of the Company's products to meet the program's quality and compliance requirements; whether federal cannabis policy will continue to evolve favorably; and whether the NCCC will achieve its stated objectives. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-subsidiary-nuleaf-naturals-pursues-participation-in-us-medicare-cbd-pilot-launching-today-302731381.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2026/01/c1670.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 09:11e 01-APR-26